Global Markets & Investment Banking

One Bryant Park – 8th Floor
New York, New York 10036 646-855-6780

                                         May 13, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NORANDA ALUMINUM HOLDING CORPORATION
Registration Statement No. 333-150760

Gentlemen:

We hereby join the company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. EDT on May 13, 2010, or as soon thereafter as possible, pursuant to Rule 430A.

The underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as joint book-running managers, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

In connection with the foregoing and pursuant to Rule 460 please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated April 26, 2010.

N.Y.S.E.	1
Financial Services and Publications	10
FINRA	5
Underwriters	12,827
Dealers	25
Individuals & Corporations	185
MLPF&S Inc. Branch Offices	1,101

	14,154	Copies

Very truly yours,

BOFA MERRILL LYNCH
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
MORGAN STANLEY & CO. INCORPORATED
CREDIT SUISSE SECURITIES (USA) LLC
GOLDMAN, SACHS & CO.
UBS SECURITIES LLC
As Representatives of the Underwriters

BY: MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/S/ RICHARD A. DIAZ
Richard A. Diaz
Authorized Signatory